

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2025

Carol Hibbard
Chief Financial Officer and Treasurer
Symbotic Inc.
200 Research Drive
Wilmington, MA 01887

> **Re: Symbotic Inc.**
> **Form 10-K for the Fiscal Year Ended September 28, 2024**
> **File No. 001-37883**

Dear Carol Hibbard:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　　Office of Technology

cc:　　Corey Dufrense